OPPENHEIMER & CO. INC.

85 Broad Street

New York, New York 10004

March 10, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Dipexium Pharmaceuticals, LLC

Registration Statement on Form S-1 (SEC File No. 333-193780)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of Dipexium Pharmaceuticals, LLC (the “Company”) that the effective time of the Registration Statement be accelerated so that it will be declared effective at 5:15 p.m., Eastern time, on March 12, 2014 or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from February 27, 2014 to the date of this letter, the preliminary prospectus, dated February 24, 2014, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	0
Copies to prospective dealers:	0
Copies to prospective institutional investors:	500
Copies to prospective retail investors and others:	1,482
Total:	1,982

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

OPPENHEIMER & CO. INC.

As Representative

By:	OPPENHEIMER & CO. INC.

By:	/s/ Doug Cameron
Name:	Doug Cameron
Title:	Managing Director